                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                ---------------

                             ALBA-WALDENSIAN, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $2.50 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   012041109
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                ---------------

                            Arie Wolfson, President
                             AWS Acquisition Corp.
                                c/o Tefron Ltd.
                                28 Chida Street
                            Bnei-Brak, 51371, Israel
                               011-972-3-579-8701

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                ---------------
                    Copies of all notices should be sent to:

                            Morton A. Pierce, Esq.
                            Douglas L Getter, Esq.
                             Dewey Ballantine LLP
                         1301 Avenue of the Americas
                           New York, NY 10019-6092
                                (212) 259-8000

                               November 12, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 pages)

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 2 of 9 Pages
--------------------                                       ------------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AWS Acquisition Corp.

                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)/_/
                                                                       (b)/_/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  BK, AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        /_/

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware
-------------------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY             --------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                            1,801,766*
          WITH
                             --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          1,801,766*
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,801,766*
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       /_/

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

*  See "Item 5 - Interest in Securities of Issuer" herein.

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 3 of 9 Pages
--------------------                                       ------------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Tefron U.S. Holdings, Corp.


                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)/_/
                                                                       (b)/_/
-------------------------------------------------------------------------------
     3       SEC USE ONLY


-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  BK, AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        /_/

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware
-------------------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY              -------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           1,801,766*
          WITH
                             -------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          0
                             --------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          1,801,766*
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,801,766*
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       /_/

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

*  See "Item 5 - Interest in Securities of Issuer" herein.

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 4 of 9 Pages
--------------------                                       ------------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Tefron Ltd.

                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)/_/
                                                                       (b)/_/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  BK, WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        /_/

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Israel
-------------------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY              -------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           1,801,766*
          WITH
                              -------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0
                              -------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          1,801,766*
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,801,766*
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       /_/

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

* See "Item 5 - Interest in Securities of Issuer" herein.

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 5 of 9 Pages
--------------------                                       ------------------


Item 1.       Security and Issuer.

               (a). The name of the issuer is Alba-Waldensian, Inc., a Delaware corporation ("the Company") which has its principal executive offices located at P.O. Box 100, 201 St. Germain Avenue, SW, Valdese, North Carolina 28690.

               (b). The title and class of equity securities to which this statement relates is the Common Stock, par value of $2.50 per share of the Company (the "Shares").

Item 2.       Identity and Background.

              (a) through (c) and (f). This Statement is filed on behalf of, AWS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tefron U.S Holdings Corp., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Tefron Ltd., a corporation organized under the laws of the State of Israel ("Tefron").

              The information concerning the name, state or other place of origination, principal business and address of the principal office of Tefron, Parent and Purchaser, and the name, age, business address, citizenship, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) set forth on the cover page, under "Introduction," in
Section 9--"Certain Information Concerning Tefron, Parent and the Purchaser" and in Schedule I--"Directors and Executive Officers of Tefron, Parent and the Purchaser" of Purchaser's Offer to Purchase, dated November 12, 1999, a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1 filed by Tefron, Parent and Purchaser on November 12, 1999 (the "Offer to Purchase") is incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

              (d) and (e). During the last five years, none of Tefron, Parent or Purchaser, or, to the best of Tefron's, Parent's and Purchaser's knowledge, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

 Item 3.      Source and Amount of Funds or other Consideration.

              The information set forth in Section 12--"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 6 of 9 Pages
--------------------                                       ------------------


Item 4.       Purpose of Transaction.

              (a)-(g), (j). The information set forth under "Introduction", in
Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreement; Appraisal Rights; Plans for the Company" and Section 13--"Dividends and Distributions" of the Offer to Purchase are incorporated herein by reference.

              (h) and (i). The information set forth in Section 7--"Possible Effects of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

              Except as disclosed in the Offer to Purchase, the Agreement and Plan of Merger, dated as of November 8, 1999, by and among the Company, Parent and Purchaser (the "Merger Agreement"), and the Support Agreement, dated as of November 8, 1999 (the "Support Agreement"), by and between Parent, Purchaser and certain stockholders of the Company (the "Support Shareholders"), none of Tefron, Parent or Purchaser has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

              (a) - (c). The information set forth under "Introduction" and in
Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreement; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. Pursuant to the Support Agreement, the Support Shareholders have agreed, among other things, to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer all of the Shares beneficially owned by them (the "Support Shares"). The Support Agreement was entered into in connection with the Merger Agreement. Additionally, each Support Shareholder has granted Parent and Purchaser an irrevocable proxy to vote the such Support Shareholder's Support Shares in connection with the transactions contemplated by the Merger Agreement. If such proxy had been exercised prior to the expiration or waiver of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the "HSR Waiting Period"), such proxy would only have been exercisable to the extent that Parent and Purchaser would have been entitled to vote up to 49.9% of the outstanding shares. The HSR Waiting Period expired on November 27, 1999, therefore, such proxy is exercisable to the full extent of the 1,801,766 Shares beneficially owned by the Support Shareholders and subject to the Support Agreement (assuming the exercise of all such Support Shareholders' options subject to the Support Agreement).

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 7 of 9 Pages
--------------------                                       ------------------


              (d) The information set forth in Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. Until the acceptance for payment and payment for Shares tendered pursuant to the Offer, each Support Shareholder will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Support Shareholder, subject to the Support Agreement. Of the 1,801,766 Shares subject to the Support Agreement: Clyde Wm. Engle, the Chairman of the Board of the Company ("Engle"), beneficially owns 977,000 Shares and options to acquire 5,000 Shares; GSC Enterprises, Inc., a Delaware corporation controlled by Engle, beneficially owns 127,700 Shares, and; Nathan H Dardick, a member of the Board of Directors of the Company beneficially owns 687,066 Shares and options to acquire 5,000 Shares.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              The information set forth under "Introduction" and in Section 10--"Background of the Offer; Contracts with the Company" and in Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase are incorporated herein by reference.

Item 7.       Materials to be Filed as Exhibits.


              Exhibit A    Offer to Purchase dated November 12, 1999.*

              Exhibit B    Commitment Letter of Bank Hapoalim B.M. to Tefron
                           Ltd., dated November 1, 1999.*

              Exhibit C    Agreement and Plan of Merger, dated November 8,
                           1999, among Tefron, Parent, Purchaser and the
                           Company.*

              Exhibit D    Support Agreement among Tefron, Parent, Purchaser
                           and the Selling Stockholders dated November 8,
                           1999.*

              Exhibit E    Letter Agreement between LaSalle Bank National
                           Association and Parent, Regarding the Clyde Wm.
                           Engle Pledge dated November 8, 1999.*

-------------------
* Incorporated by reference to combined Schedule 14D-1 and Schedule 13D filed by Purchaser, Parent and Tefron on November 12, 1999.

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 8 of 9 Pages
--------------------                                       ------------------


              Exhibit F    Letter Agreement between LaSalle Bank National
                           Association and Parent regarding the GSC
                           Enterprises, Inc. Pledge dated November 8, 1999.*











-------------------
* Incorporated by reference to combined Schedule 14D-1 and Schedule 13D filed by Purchaser, Parent and Tefron on November 12, 1999.

--------------------                                       ------------------
 CUSIP No. 012041109            SCHEDULE 13D               Page 9 of 9 Pages
--------------------                                       ------------------


                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 3, 1999

                                            AWS ACQUISITION CORP.


                                            By:         /s/  Arie Wolfson
                                                -------------------------------
                                                 Name:   Arie Wolfson
                                                 Title:  President


                                            By:         /s/  Micha Korman
                                                -------------------------------
                                                 Name:   Micha Korman
                                                 Title:  Vice-President


                                            TEFRON U.S. HOLDINGS CORP.


                                            By:         /s/  Arie Wolfson
                                                -------------------------------
                                                 Name:   Arie Wolfson
                                                 Title:  President


                                            By:         /s/  Micha Korman
                                                -------------------------------
                                                 Name:   Micha Korman
                                                 Title:  Vice-President


                                            TEFRON LTD.


                                            By:         /s/  Arie Wolfson
                                                -------------------------------
                                                 Name:   Arie Wolfson
                                                 Title:  President


                                            By:         /s/  Micha Korman
                                                -------------------------------
                                                 Name:   Micha Korman
                                                 Title:  Vice-President